UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 22, 2018

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,

Unitech Cyber Park,

Sector 39, Gurgaon, Haryana 122002,

India

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Director Appointment

On February 22, 2018, Yatra Online, Inc. (the “Registrant”), announced that Mr. Sean Aggarwal has been appointed to the Registrant’s board of directors, effective March 1, 2018, as a Class I non-executive director to hold such office until the 2020 annual general meeting of the Company’s shareholders or until his position is vacated in accordance with the Company’s Articles of Association, as amended.  Mr. Aggarwal has also been appointed to serve on the Company’s audit committee.

On February 22, 2018, the Company issued a press release relating to Mr. Aggarwal’s appointment. A copy of that press release is filed as Exhibit 99.1 to, and incorporated by reference in, this report.

Exhibit

99.1	Press release of Yatra Online, Inc. dated February 22, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: February 22, 2018	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

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